SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                      Report for the Month of January 2004

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Additional Listing





Xenova Group plc ("the Company")

STOCK EXCHANGE ANNOUNCEMENT

Application has been made to the Financial Services Authority and the London Stock Exchange plc for a total of 4,900,000 Ordinary shares of 1p each ("Shares") to be admitted to the Official List.

It is expected that the admission will be granted on 26 January 2004 and trading will commence on 28 January 2004.

The Shares are being reserved under a block listing and will be issued pursuant to the following schemes:

Share Option Scheme                         No. of Shares

Xenova Group Share Option Plans             3,500,000

Xenova Savings Related Share Option Plan    400,000

Xenova Deferred Share Bonus Plan            1,000,000

When issued these Shares will rank pari passu with the existing Ordinary shares.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 22 January 2004